Exhibt 99.1

SEPTEMBER 2018 QUARTERLY REPORT

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to present its quarterly report for the period ending September 30, 2018.

Highlights during, and subsequent to, the quarter include:

Construction progress at Poplar Grove

•
Construction of the coal handling and preparation plant (“CHPP”) is nearing completion and all structural steel, process equipment and piping is now installed.  The CHPP was successfully water balanced with no issues;

•	Decline excavation reached 1,150 feet as of October 21 out of a total 1,495-foot slope to intersect first coal, with first coal expected to be extracted in December;

•
Management actions taken during the quarter to improve the decline advance rate have delivered significant improvements in productivity.  The average advance rate has improved by over 25% and there is scope for further incremental improvements during the December quarter.

•	Rapid progress was made on the materials handling system infrastructure and it is now 90% complete;

•	The intake and return ventilation shafts were successfully completed during the quarter;

•	The Ainsworth river dock work barge and fleeting buoys are in place and the installation of the conveyor structures has commenced. The Komatsu / Joy Global surface reclaim feeder has been delivered;

•	Construction of the mine’s bathhouse and offices commenced in August and is on track to be completed in December. Work has commenced on the maintenance shops and warehouses at the mine and CHPP sites.

•	All excavation and site development work for the levee construction at the plant and refuse area has been completed; and

•	A copy of the latest Poplar Grove Mine construction update video is available on the Company’s website and at the following link: https://youtu.be/4zMYcaNjPmo

Corporate

•	Successfully executed the US$21.7 million Project Loan Facility from Macquarie Bank Limited, and completed drawdown of the first US$15.0 million tranche of the PLF;

•
Executed an additional coal sales agreement with Ohio Valley Electric Corp. and Indiana-Kentucky Electric Corp, subsidiaries of American Electric Power (NYSE: AEP), to sell 650,000 tons of coal from 2019 to 2020;

•	The new sales agreement satisfies the additional coal sales condition precedent for drawdown of the second and final tranche of the PLF; and

•	The Company’s American Depositary Receipts commenced trading in the U.S. on the Nasdaq Capital Market under the ticker symbol “PNRL”. Each ADR represents 50 ordinary shares in the Company.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Coal Market

•	Market conditions in the Illinois Coal Basin continue to improve and coal prices have moved significantly higher in response;

•
U.S. and international coal demand continues to exceed supply and U.S. coal stocks have fallen further towards record low levels. With the lack of investment in new mine developments, we expect supply to remain constrained over the medium term, providing support for strong market conditions; and

•
Paringa continues to build on a strong forward sales book and is now effectively sold out for 2019 and already over 70% committed for 2020 with leading regional power utilities.  Paringa aims to be a highly valued supplier to local utilities and expects to continue to build an excellent long term, low risk sales book.

Next Quarter

The key milestones for the next quarter include:

•	Completion of the CHPP and materials handling infrastructure;

•	Installation of the mine ventilation fan and emergency escape hoist;

•	Delivery of underground mining equipment necessary to operate the first super-section;

•	Recruitment of surface and underground employees;

•	Completion of the warehouse, bathhouse and maintenance shops;

•	Completion of the Ainsworth Dock on the Green River; and

•	Intersection of first coal.

For further information contact:

Todd Hannigan	Dominic Allen
Interim Chief Executive Officer	Vice President, Finance
thannigan@paringaresources.com	dallen@paringaresources.com

CONSTRUCTION PROGRESS AT POPLAR GROVE

Coal handling and preparation plant & materials handling

Construction of the coal handling and preparation plant (“CHPP”) continues on schedule with all structural steel erection completed and all process equipment and piping installed. Sheeting the exterior of the CHPP commenced in October.

Initial commissioning (water balancing) of the plant and operation of processing equipment was successful with no issues encountered. Concrete pouring for the thickener was completed in July, and pouring of concrete floors in the plant was completed in August. The installation of the thickener structure, rakes, and drive is now complete.

The plate & frame press, used to dewater fine refuse (tailings) material, was installed in July.  Construction of the press building will continue through October, and commissioning the machine under direction of the manufacturer’s representatives is scheduled for late-October.

All major electrical works have been completed, with the 12kV electrical circuit feeding the CHPP energized in July 2018.  All electrical components in the CHPP have been wired and tested, and work continues on the control system (PLC) by Paringa’s contractor.

Figure 1: CHPP overview, including ROM reclaim conveyor, rock breaker structure, CHPP, thickener and stackers

Installation of the materials handling system continues on schedule, with the installation of the steel structure for the Run-Of-Mine (“ROM”) Reclaim, Plant Feed and Clean Coal Collecting conveyors complete.  Erection of the clean and raw coal stackers have also been completed.  Construction of the overland transfer conveyor between the mine slope and the plant’s raw coal stockpile has commenced and is expected to be complete in October.  Conveyor belting has been installed on all completed conveyor structures.

Work on the CHPP in the coming months will be focused on the completion of all remaining construction and commencement of commissioning activities, including staffing the plant, water balance testing and processing of first coal.

Figure 2: Overland conveyor connecting the slope portal to the CHPP

Decline

Recent changes in the Contractor’s onsite management, as directed by Paringa, along with the commissioning of a twin-boom roof bolter have resulted in significant productivity improvements and reduced cycle times.

The average advance rate has improved by over 25% and there is scope for further improvements during this quarter.   The decline length as of October 21 was 1,150 feet of the total 1,495-foot slope to intersect first coal.

Ground conditions are competent and water ingress remains at manageable levels.

Figure 3: Preparing explosive charges to advance excavation at the decline

Shafts & ventilation

Construction of the twin 10.5 ft. (3.2m) diameter ventilation shafts was completed in August.  All work to complete these blind drilled shafts was completed ahead of schedule with no safety incidents.  Earthen backfill was placed around the collar of the intake (downcast) shaft in September in preparation for the commencement of fan and escape hoist installation.

Refurbishment of the mine fan and emergency escape hoist is complete, and the contractor’s construction crew has mobilised with erection and installation underway.

Equipment

After completion of the equipment financing agreement with Komatsu, all underground and surface equipment has been ordered.  All long lead time equipment is in fabrication, and all equipment is expected to be delivered in time for the commencement of coal production.

River dock

Progress at the Ainsworth Dock remains on schedule, with the work barge and fleeting buoys now in place. Foundations for the conveyors and transfer towers were completed in September, with the conveyor structures delivered to site and ready to be installed in late-October.

The Komatsu / Joy Global surface reclaim feeder was delivered on October 3.

Electrical service to the dock site is complete, and additional distribution and control work will be commenced after the conveyor structures are erected.

Figure 4: Work barge installed at the Ainsworth Dock

Other

Excavation and site development work to construct the levee at the plant and refuse area was completed in early July 2018. Construction for the mine site levee is nearly complete with only minor grading work remaining.  Backfilling of the slope box cut is in progress and forecast to be completed during October 2018.

Construction of the mine’s bathhouse and offices began in August and is on track to complete ahead of first coal.  In October, work will begin to construct the shops and warehouses at the mine and CHPP sites.

While major electrical work on the project is complete, medium voltage distribution, fiber optic installation, and other detail work will continue, as planned, throughout the remainder of the construction period.

Paringa strengthened its on-site team with the addition of an Engineering Manager and Mine Superintendent, initially focused on successful completion of the decline. Both employees are highly experienced professionals in coal mine developments and operations, having previously been employed by Peabody Energy and Alliance Resource Partners, two of the largest coal companies in the U.S.  Additional hires were made in the quarter to further strengthen Paringa’s engineering, maintenance, and administrative staff.

COAL MARKET UPDATE

Strong market conditions continue to prevail in the Illinois Coal Basin (“ILB”) with further increases in 2019 and 2020+ coal prices. Pricing is up by ~20% in 2018 with prices for Q1 2019 sales of over US$45 per ton, exceeding Paringa’s contracted 2019 and 2020 rates with LG&E and AEP.

The October 2018 report released by Hanou Energy Consulting highlights the variety of factors that are putting significant upward pressure on ILB coal prices. With natural gas prices currently around $3.30/Mbtu to $3.40/Mbtu, and likely to increase during the winter, Hanou projects that ILB spot coal prices will top $50/t as coal supply shortages loom, driven by:

•	Forecast end of September utility and producer stocks at 20 year lows

•	Majority of eastern thermal coal producers sold out of coal for the remainder of 2018

•	Surging export markets, with 2018 ILB coal exports forecast to be around 18Mt, 8Mt higher than in 2017 and exports in 2019 forecast to grow by an additional 4 to 8Mt

•	Increased domestic demand for ILB coal from traditional Northern Appalachia (NAPP) markets, as NAPP producers move as much coal as possible to export markets

•	ILB producers also shifting coal to export markets as realised prices reach $3/t – $4/t higher than in the domestic market

•
Constrained transportation infrastructure (rail, barge and trucking) restricting coal supply as previously demobilised equipment is unable to be easily remobilised, combined with severe labour shortages in the transport sector

The Q1 2019 API2 Futures index moved higher once again to over US$101.75 per ton in early October, more than double its Q1 2016 low.  The discount for ILB thermal coal shipped to Europe has fallen since the beginning of the year due to tightening international supplies and rising logistical costs.

Figure 5: Q1 2019 API2 Rotterdam Coal Futures (US$/t) (as at October 17, 2018)1

The opportunity to export coal remains wide open and FOB netback prices remain attractive against domestic sales. The increase in international demand and pricing has led to a shift in coal sales from domestic consumption to export, from less than 18Mt of net exports from the U.S. in 2016 to potentially 55Mt in 2018.

1 Intercontinental Exchange https://www.theice.com/products/243/API2-Rotterdam-Coal-Futures/specs

Figures 6 & 7: Illustrative ILB netback for sale to Europe1 and Platts daily OTC pricing assessments (US$/t)

With less coal available domestically in the U.S., coal stockpiles have continued to fall. US Energy Information Administration data released for June 2018 saw a large draw of 7 million tons in power generation coal stockpiles, with national coal stocks for power generation falling to approximately 70 days of burn.  On current trends, coal stockpiles may fall to less than 60 days by the end of the year.

Further, working gas stocks in underground storage are now well below average, and have broken out below the minimum 5-year range.

Figures 8 & 9: U.S domestic power sector coal stockpiles (Mt) and working gas in underground storage (bcf)

Over the medium term, the U.S is entering a structural shift in natural gas demand, as a surge of previously approved and newly commissioned LNG export facilities come on line to draw from domestic shale gas basins.  In addition, the recent expansion of export pipeline capacity to Mexico has the potential to materially increase cross border exports in coming years.

1 Values are management estimates to be used for illustrative purposes only

Figures 10 & 11: Forecast growth in U.S natural gas demand (bcf/day) and U.S. LNG export facility status (bcf/day)

The near term growth in LNG exports (those LNG plants under construction) is effectively 10% of US gas demand, which has the potential to tighten a market that has recently been in deficit and decreasing gas in storage.

The medium term outlook for gas exports from LNG plants approved - and a modest proportion of those undergoing final approvals - is potentially very strong and could be characterised as a potential analogue to the rapid development of LNG export capacity that was commissioned from 2014-2016 in Queensland.

CORPORATE

Additional Coal Sales Contract

In October 2018, the Company executed an additional coal sales agreement with Ohio Valley Electric Corp. and Indiana-Kentucky Electric Corp. (“OVEC-IKEC”) to sell 650,000 tons of coal from 2019 to 2020.

OVEC-IKEC’s largest shareholder is American Electric Power (“AEP”), one of the largest electric utilities in the United States. The contract satisfies the additional coal sales condition precedent for drawdown of the US$6.7 million second tranche of the Macquarie PLF.

The Company already has a cornerstone coal sales contract with LG&E and KU, one of the biggest fuel buyers within the Ohio River, to sell 4,750,000 tons of coal from 2018 to 2022.

Macquarie Bank debt facility

In September 2018, the Company reached financial close for the PLF and drew down upon US$15 million, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and to drawdown the first tranche of the PLF.

The additional sales contract with AEP satisfied the final condition precedent to complete the second and final US$6.7 million tranche of facility, which will be drawn upon as required, likely to be in Q1 2019.

Nasdaq listing

In October 2018, the Company announced that its ADRs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL”.

Each ADR represents 50 ordinary shares in the Company. No additional ordinary shares were issued in connection with implementation of the ADR program.

The Company’s ordinary shares will continue to trade on the Australian Stock Exchange under the symbol “PNL”.

BUCK CREEK COAL LEASES

At the end of the quarter, Paringa controlled approximately 40,785 gross acres (16,505 hectares) of coal leases in Kentucky, United States, which comprise the Buck Creek Mining Complex. The area is controlled by Paringa through approximately 334 individual coal leases with private mineral owners.

During the quarter, Paringa directly leased approximately 35 additional gross acres (14 hectares) of coal from individual mineral owners at the Buck Creek Mining Complex.

ABOUT BUCK CREEK COMPLEX

Paringa Resources Limited (ASX:PNL, NASDAQ:PNRL) is an emerging U.S. energy provider developing the high margin, low capex Buck Creek Mine Complex (“Buck Creek Complex”) located in the growing Illinois Coal Basin (“ILB”). The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the Poplar Grove Mine with planned production of 2.8 million tons per annum (“Mtpa”); and (2) the Cypress Mine with planned production of 3.8 Mtpa. Construction is well advanced at the Poplar Grove Mine, with first coal expected to be produced in December 2018.

The Group’s objective is to become the next major Illinois Coal Basin producer by developing low capital and operating cost mines located near low cost river transportation in the ILB.  Once the Poplar Grove Mine is constructed, the Group has the potential to make low risk, low cost mine developments to grow its coal production to 6.6 Mtpa and beyond. The Group will underpin this additional growth with long-term sales contracts to ensure that additional capacity investments are low risk and generate high levels of free cash flow.

Evansville
INDIANA
OHIO RIVER
KENTUCKY
U.S.A.
Buck Creek Complex
Map Area
Alliance Resource Partners, L.P.
River View
Alliance Resource Partners, L.P.
Onton #9
(End of Economic Reserve Life)
Ohio River Market
Cypress Mine
3.8mtpa
Poplar Grove Mine
2.8mtpa
Alliance Resource Partners, L.P.
Dotiki
Alliance Resource Partners, L.P.
Warrior
Alliance Resource Partners, L.P.
Hopkins
(End of Economic Reserve Life)
GREEN RIVER
N
20 km
450000mE
500000mE
4150000mN
Coal Power Plant
Alliance Resource Partners Mines
Other Mines
Cypress Mine Plan
Poplar Grove Mine Plan
Buck Creek Complex
Other Coal Properties
Medium-High Volatile Bituminous
State Boundary
Rail
Major River - Barge Route

Map of Buck Creek Complex and Local Mining Operations in Western Kentucky (Illinois Basin)

Forward looking statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Paringa Resources Limited

ABN	Quarter ended (“current quarter”)
44 155 933 010	September 30, 2018

Consolidated statement of cash flows		Current quarter US$000	Year to date (3 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(856)	(856)
	(e) administration and corporate costs	(463)	(463)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	75	75
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,244)	(1,244)

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

2.	Cash flows from investing activities	(9,428)	(9,428)
2.1	Payments to acquire:
(a) property, plant and equipment
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	(1,004)	(1,004)
2.2	Proceeds from the disposal of:	-	-
(a) property, plant and equipment
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(10,432)	(10,432)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(101)	(101)
3.5	Proceeds from borrowings	15,000	15,000
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	(1,387)	(1,387)
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	13,512	13,512

4.	Net increase / (decrease) in cash and cash equivalents for the period	22,623	22,623
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,244)	(1,244)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(10,432)	(10,432)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	13,512	13,512
4.5	Effect of movement in exchange rates on cash held	(49)	(49)
4.6	Cash and cash equivalents at end of period	24,410	24,410

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	24,410	22,623
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	24,410	22,623

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(108)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Payments to directors for services and defined contribution plans.

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

Not applicable.

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities	21,700	15,000
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

In September 2018, the Company reached financial close for its US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited (“Macquarie”) and completed drawdown of the first US$15.0 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and drawdown the first tranche of the PLF. The funds from the second tranche are not currently required and will not be drawn before Q1 2019. The key terms of the PLF are typical of a facility of this nature, including a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% pa during construction, falling to a 9.5% pa margin for the remainder of the loan, plus usual undertakings and events of default for a facility of this nature. The PLF is repayable by December 2022.

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	-
9.2	Development	-
9.3	Production	-
9.4	Staff costs	900
9.5	Administration and corporate costs	940
9.6	Other (provide details if material): (a) project capital expenditure	14,100
9.7	Total estimated cash outflows	15,940

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Buck Creek Complex located in Kentucky, USA	Coal leases with private mineral owners	100% (40,751 acres)	100% (40,785 acres)

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: October 23, 2018
(~~Director~~/Company secretary)
Print name:	Gregory Swan

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

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